Exhibit 3.1

AMENDMENT TO THE CERTIFICATE OF INCORPORATION

OF

SpeechSwitch Corp.

SpeechSwitch Corp., a corporation organized and existing under the laws of the State of New Jersey (the “Corporation”), hereby certifies as follows:

1.           The name of the corporation is SpeechSwitch Corp.  The Amended and Restated Certificate of Incorporation of the Corporation was filed by the New Jersey Treasurer on January 10, 2005.

2.           This Amendment to the Certificate of Incorporation herein certified was authorized by the unanimous written consent of the Board of Directors on January 19, 2011 and adopted by the shareholders through written consent in lieu of meeting of a majority of the voting common stock shares of the Corporation on January 19, 2011 pursuant to the New Jersey Business Corporation Act of the State of New Jersey (the “Corporation Law”).

3.           The Amendment to the Certificate of Incorporation herein certified effects the change to Article I whereby the name of the Corporation is changed to “Kenergy Scientific, Inc.”  To accomplish the foregoing amendment, Article I is deleted in its entirety and replaced with the following:

ARTICLE I
Corporate Name

The name of the corporation (the “Corporation”) is Kenergy Scientific, Inc.

4.           The Amendment to the Certificate of Incorporation herein certified effects the change to Article III, Class A Common Stock Shares whereby the number of authorized Class A Common Stock Shares shall be increased from Ten Billion (10,000,000,000) to Twenty Billion (20,000,000,000).   To accomplish the foregoing amendment, the first paragraph of Article III Capital Stock shall be deleted in its entirety and replaced with the following:

“The aggregate number of shares which the Corporation shall have authority to issue is 20,071,000,000 shares of common stock and preferred stock.  The stock of this corporation shall be divided into four classes, consisting of:

Class A Common Stock	20,000,000,000 shares authorized, no par value per share
Class B Common Stock	50,000,000 shares authorized, $.01 par value per share
Class C Common Stock	20,000,000 shares authorized, $.01 par value per share
Preferred Stock	1,000,000 shares authorized, $1 par value per share, and”

5.           The Amendment to the Certificate of Incorporation herein certified effects the change to Article IV whereby the address and the name of the individual registered representative is changed and to effect this change, Article IV shall be deleted in its entirety and replaced with the following:

ARTICLE IV
Registered Office and Registered Agent

The address of the registered office of the corporation within the State of New Jersey is: 6 Minneakoning Road, Flemington, NJ 08822; and the name of the registered representative at such address is Kenneth P. Glynn, Esquire, an individual residing within the State of New Jersey.

IN WITNESS WHEREOF, the Corporation has caused this Amendment of the Certificate of Incorporation to be executed by a duly authorized officer on February 2, 2011

By:           /s/Kenneth P. Glynn
Kenneth P. Glynn
President and Chief Executive Officer